                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         Summit Holding Southeast, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    866078108
                                ----------------
                                 (CUSIP Number)

                                Fred G. Marziano
                        Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117
                         -------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 29, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.        866078108                                   Page 2 of 7 Pages
                 ---------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSONS (entities only)

        Liberty Mutual Insurance Company
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|    (b) |_|

        Not Applicable
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

        Not Applicable
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        The Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            1,027,624 Shares
                       ---------------------------------------------------------
          NUMBER OF    8    SHARED VOTING POWER
           SHARES
        BENEFICIALLY        0
          OWNED BY     ---------------------------------------------------------
            EACH       9    SOLE DISPOSITIVE POWER
          REPORTING
           PERSON           863,222 Shares
            WITH       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,027,624 Shares
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* |_|

        Not Applicable
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 17.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IC
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 866078108                                          Page 3 of 7 Pages

Item 1. Security and Issuer

      The class of security to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Summit Holding Southeast, Inc., a Florida corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2310 A-Z Park Road, Lakeland, Florida 33801.

Item 2. Identity and Background

(a) The name of the person filing this statement is Liberty Mutual Insurance Company ("Liberty").

(b) The business address of Liberty is 175 Berkeley Street,
Boston, Massachusetts 02117.

(c) The present principal occupation of Liberty is a property and casualty insurance company.

(d) None.

(e) None.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

      On June 29, 1998, the Issuer, Liberty and a wholly owned subsidiary of Liberty (the "Acquisition Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Acquisition Sub would merge with and into the Issuer, subject to certain conditions (including, without limitation, the approval of the Issuer's stockholder and certain regulatory approvals), as a result of which the Issuer would become a subsidiary of Liberty (the "Merger"). In connection with the Merger, certain executive officers and directors of the Issuer entered into Option Agreements (collectively, the "Options") with Liberty, pursuant to which each of them granted to Liberty an irrevocable option to purchase certain of his shares of Common Stock at an exercise price of $33.00 per share, which is the per share merger consideration payable in connection with the Merger pursuant to the Merger Agreement. The Options are exercisable any time beginning on the date that an Acquisition Proposal (as defined in the Merger Agreement) is commenced and ending on or before December 31, 1999, based on certain events (the "Option Exercise Period"). Pursuant to the Options, Liberty is entitled to purchase, during the Option Exercise Period, up to an aggregate of 863,222 shares of Common Stock; the total consideration that would be required to be paid in connection with the aggregate exercise price with respect to all Common Stock covered by the Options would be $28,486,326, which amount Liberty expects would be provided by Liberty's current cash reserves.

CUSIP No. 866078108                                          Page 4 of 7 Pages

      In addition, in connection with the Merger Agreement, certain officers and directors of the Issuer entered into Voting Agreements (collectively, the "Voting Agreements") with Liberty, pursuant to which each of them granted to Liberty an irrevocable proxy to vote certain of his shares of Common Stock at any meeting of the Issuer's stockholders in favor of the Merger Agreement and the Merger and against any other Acquisition Proposal. The proxies given pursuant to the Voting Agreements, cover an aggregate of 1,027,624 (863,222 of which are also subject to the Options).

Item 4. Purpose of Transaction.

      Please see the explanation set forth above with respect to Item 3 for the purposes of the acquisition of securities of the Issuer. Accordingly, the answers to Item 4 are as follows:

(a) Liberty would receive up to an aggregate of 863,222 shares of Common Stock upon exercise of all of the Options in full.

(b) Please see the description of the Merger Agreement set forth above with respect to Item 3.

(c)   Not applicable.

(d) Following the consummation of the Merger, Liberty, as the owner of all of the outstanding Common Stock, would make certain changes to the composition of the Issuer's Board.

(e)   Not applicable.

(f)   Not applicable.

(g) The Issuer's charter and by-laws will be amended upon the consummation of the Merger.

(h) The Common Stock would be de-listed from Nasdaq upon the consummation of the Merger.

(i) The Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act upon the consummation of the Merger.

(j)   Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by Liberty are 1,027,624 and approximately 17.7% of the issued and outstanding shares of Common Stock as disclosed in the Issuer's Form 10-Q Report for the fiscal year ended March 31, 1998.

CUSIP No. 866078108                                          Page 5 of 7 Pages

(b) Liberty has the sole power to vote 1,027,624 shares of Common Stock to the extent provided in the Voting Agreements. Liberty has the sole power to dispose of 863,222 shares of Common Stock to the extent provided in the Options.

(c) The only transaction in the Common Stock that was effected by Liberty during the past sixty days is the transaction described in Item 3 above.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Please see the descriptions of the Merger Agreement, the Options and the Voting Agreements set forth in Item 3 above.

Item 7. Material to be Filed as Exhibits.

      Attached to this statement and filed with this statement as Exhibits are the following documents:

   Exhibit 99.1:  Agreement and Plan of Merger dated June 30, 1998 among the
                     Issuer, Liberty and the Acquisition Sub.

   Exhibit 99.2:  Option Agreement among Liberty, Summit and Gregory C. Branch.

   Exhibit 99.3:  Option Agreement among Liberty, Summit and William B. Bull.

   Exhibit 99.4:  Option Agreement among Liberty, Summit and C. C. Dockery.

   Exhibit 99.5:  Option Agreement among Liberty, Summit and Russell L. Wall.

   Exhibit 99.6:  Voting Agreement among Liberty, Summit and Gregory C. Branch.

   Exhibit 99.7:  Voting Agreement among Liberty, Summit and William B. Bull.

   Exhibit 99.8:  Voting Agreement among Liberty, Summit and C. C. Dockery.

   Exhibit 99.9:  Voting Agreement among Liberty, Summit and Russell L. Wall.

CUSIP No. 866078108                                          Page 6 of 7 Pages

   Exhibit 99.10:  Voting Agreement among Liberty, Summit and Thomas S. Petcoff.

   Exhibit 99.11:  Voting Agreement among Liberty, Summit and John A. Gray.

   Exhibit 99.12:  Voting Agreement among Liberty, Summit and Robert Siegel.

   Exhibit 99.13:  Voting Agreement among Liberty, Summit and Robert J. Noojin.

      The foregoing descriptions of these Exhibits are qualified in their entirety by reference to the Exhibits themselves.

CUSIP No. 866078108                                          Page 7 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             LIBERTY MUTUAL
                                              INSURANCE COMPANY


Dated:  July 8, 1998                         /s/ Geoffrey E. Hunt
                                             --------------------------------
                                             Geoffrey E. Hunt, Vice President